SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549
                                     ______________

                                      SCHEDULE 13D
                                     (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
                 1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                                   (AMENDMENT NO. 2)

                               Advanced Radio Telecom Corp.
                                    (Name of Issuer)

                              Common Stock, $.001 par value
                              (Title of class of securities)

                                         00743U-10-1
                                        (CUSIP number)

                                      H. Bryan Ives, III
                          Nelson Mullins Riley & Scarborough, L.L.P.
                                      100 N. Tryon Street
                                           Suite 3350
                              Charlotte, North Carolina 28202-4000
                                         (704) 417-3000
                          (Name, address and telephone number of person
                         authorized to receive notices and communications)

                                       February 18, 1998
                     (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.
____

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.





                              (Continued on following pages)
                                     (Page 1 of 6 Pages)
                                                           SCHEDULE 13D



CUSIP NO.  00743U-10-1             13D            PAGE 2 OF 6 PAGES



1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     CCC Millimeter, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  ____
                                                            (b)  ____

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                ____

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7    SOLE VOTING POWER
SHARES                   357,166
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                 0
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                357,166
PERSON WITH         10   SHARED DISPOSITIVE POWER
                         0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
     357,166

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               ____
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.8%

14   TYPE OF REPORTING PERSON*
     PN

                                                           SCHEDULE 13D



CUSIP NO.  00743U-10-1             13D            PAGE 3 OF 6 PAGES



1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Columbia Capital Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  ____
                                                                 (b)  ____

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                     ____

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia

NUMBER OF           7    SOLE VOTING POWER
SHARES                   864,286
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                 473,992
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                864,286
PERSON WITH         10   SHARED DISPOSITIVE POWER
                         473,992

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,338,278

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     ____
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.7%

14   TYPE OF REPORTING PERSON*
     CO

                         ADVANCED RADIO TELECOM CORP.
                           (CUSIP NO. 00743U-10-1)


     By this Amendment No. 2 to Schedule 13D, CCC Millimeter, L.P., a Delaware limited partnership ("CCC Millimeter"), and Columbia Capital Corporation, a Virginia corporation ("Columbia Capital"), hereby amend their joint Schedule 13D ("Schedule 13D"), relating to the common stock, par value $.001 per share (the "Common Stock"), of Advanced Radio Telecom Corp., a Delaware corporation (the "Issuer"). Except as specifically amended by this Amendment No. 2, the
Schedule 13D of CCC Millimeter and Columbia Capital remains in full force and effect.

     Item 2, subparagraph (a) is hereby amended and restated in its entirety to read as follows:

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This statement is filed with respect to CCC Millimeter, L.P., a Delaware limited partnership ("CCC Millimeter"), and Columbia Capital Corporation, a Virginia corporation ("Columbia Capital"). Each of CCC Millimeter and Columbia Capital are referred to herein as a "Reporting Person" and collectively as the "Reporting Persons." Columbia Capital is the sole general partner of CCC Millimeter and Columbia Millimeter Communications, L.P., a Delaware limited partnership ("Columbia Millimeter"). Columbia Millimeter owns approximately 0.6% of the Issuer's Common Stock. By virtue of its position as sole general partner of each of CCC Millimeter and Columbia Millimeter, Columbia Capital has the power to vote and dispose of the Common Stock held by CCC Millimeter and Columbia Millimeter. Accordingly, the Reporting Persons have filed a joint Schedule 13D.

     Item 3 is hereby amended and restated in its entirety to read as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On July 3, 1996, the Issuer entered into an agreement (the "CommcoCCC Agreement") to acquire 129 38 GHz wireless broadband authorizations (the "Assets") from CommcoCCC, Inc. ("CommcoCCC") in exchange for 6,000,000 shares of Common Stock of the Issuer. On February 25, 1997, the CommcoCCC Agreement was consummated by the transfer of the Assets in exchange for the issuance of 6,000,000 shares of Common Stock as follows: 2,350,310 shares to CCC Millimeter; 855,304 shares to Columbia Millimeter; and 2,794,386 shares to the remaining shareholder of CommcoCCC, Commco, L.L.C. In addition, in connection with certain bridge financings, the Issuer issued to Columbia Capital and Commco, L.L.C., five-year warrants to purchase a total of 116,364 shares of Common Stock, all at an exercise price of $17.1875 per share ($15.00 after giving effect to anti-dilution adjustments). Of such warrants, Columbia Capital owns warrants for 62,173 shares and the remaining warrants for 54,191 shares were issued to Commco, L.L.C. The warrants owned by Columbia Capital became exercisable in October, 1997.

     Effective April 29, 1997, Columbia Millimeter distributed 136,435 shares of the Issuer's Common Stock to its sole general partner, Columbia Capital, and 547,809 shares of the Issuer's Common Stock to its individual limited partners. Following this distribution, Columbia Millimeter retained record ownership of 171,060 shares of the Issuer's Common Stock. Columbia Capital, by virtue of its position as the sole general partner of CCC Millimeter and Columbia Millimeter, has the power to vote and dispose of the Issuer's Common Stock held by CCC Millimeter and Columbia Millimeter.

     In October, 1997, CCC Millimeter, Columbia Millimeter, and Columbia Capital agreed to transfer an aggregate of 421,700 shares of the Issuer's Common Stock to BizTel Communications, Inc. ("BizTel") to settle claims asserted against them by BizTel. CCC Millimeter subsequently transferred 421,700 shares of the Issuer's Common Stock to BizTel on behalf of itself and on behalf of Columbia Millimeter and Columbia Capital. In order to reimburse CCC Millimeter for the shares of the Issuer's Common Stock transferred on their behalf, (i) Columbia Millimeter transferred 54,234 shares of the Issuer's Common Stock to CCC Millimeter on February 18, 1997, and (ii) Columbia Capital transferred 93,087 shares of the Issuer's Common Stock to CCC Millimeter on February 18,1998.

     On February 18, 1998, CCC Millimeter distributed to its partners on a pro rata basis a total of 1,718,765 shares of the Issuer's Common Stock. Included in this distribution was a transfer of 758,765 shares of the Issuer's Common Stock to Columbia Capital, which is the general partner of CCC Millimeter.

     Item 5 is hereby amended and restated in its entirety to read as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Columbia Capital currently beneficially owns 1,338,278 shares of the Issuer's Common Stock, representing approximately 6.7% of the currently outstanding Common Stock. This amount includes 802,113 shares owned directly by Columbia Capital (representing approximately 4.0% of the currently outstanding Common Stock), 62,173 shares issuable upon exercise of the warrant, which shares Columbia Capital is deemed to own beneficially, and 473,992 shares owned of record by CCC Millimeter and Columbia Millimeter, which shares Columbia Capital is deemed to own beneficially by virtue of its position as sole general partner of each of CCC Millimeter and Columbia Millimeter. CCC Millimeter currently beneficially owns 357,166 shares of the Issuer's Common Stock, representing approximately 1.8% of the currently outstanding shares of Common Stock. Columbia Millimeter currently beneficially owns 116,826 shares of the Issuer's Common Stock, representing approximately 0.6% of the currently outstanding shares of Common Stock. In addition, Columbia Capital owns warrants to purchase 62,173 shares of Common Stock. The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 19,834,580 shares currently outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, filed with the Securities and Exchange Commission on November 14, 1997.

     (b) Columbia Capital has the sole power to vote and dispose of all 802,113 shares of Common Stock reported as beneficially owned by it in this
Schedule 13D. By virtue of its position as sole general partner of each of CCC Millimeter and Columbia Millimeter, Columbia Capital has the sole power to vote and dispose of all 473,992 shares of the Issuer's Common Stock reported as beneficially owned by CCC Millimeter and Columbia Millimeter in this Schedule 13D. In addition, Columbia Capital owns warrants to purchase 62,173 shares of Common Stock.

     (c)  Not applicable.

     (d)  Not applicable.

     (e) On February 18, 1998, CCC Millimeter distributed to its partners on a pro rata basis a total of 1,718,765 shares of the Issuer's Common Stock. As a result of such distributions, CCC Millimeter owns less than five percent (5%) of the Issuer's Common Stock.


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   February 27, 1998
                                   (Date)



                                   CC MILLIMETER, L.P.

                                   By:  Columbia Capital Corporation
                                   Its: General Partner


                                   By: /s/ Neil P. Byrne
                                   Printed Name:  Neil P. Byrne
                                   Its:  Vice-President


                                   COLUMBIA CAPITAL CORPORATION

                                   By: /s/ Neil P. Byrne
                                   Printed Name:  Neil P. Byrne
                                   Its:  Vice-President